UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.: 2)*

SARCOS TECHNOLOGY AND ROBOTICS CORPORATION

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

80359A106

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Schlumberger N.V. (Schlumberger Limited)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Curaçao

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,323,293 Common Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,323,293 Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,323,293 Common Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.12%*
12	TYPE OF REPORTING PERSON HC

*	Based on 25,850,832 Common Shares outstanding as of September 30, 2023, as reported on the Form 10-Q submitted by the Issuer to the Securities and Exchange Commission (the “SEC”) on November 14, 2023.

1	NAME OF REPORTING PERSON Schlumberger B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,323,293 Common Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,323,293 Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,323,293 Common Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.12%*
12	TYPE OF REPORTING PERSON HC

*	Based on 25,850,832 Common Shares outstanding as of September 30, 2023, as reported on the Form 10-Q submitted by the Issuer to the SEC on November 14, 2023.

1	NAME OF REPORTING PERSON Schlumberger Holdings Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,323,293 Common Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,323,293 Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,323,293 Common Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.12%*
12	TYPE OF REPORTING PERSON HC

*	Based on 25,850,832 Common Shares outstanding as of September 30, 2023, as reported on the Form 10-Q submitted by the Issuer to the SEC on November 14, 2023.

1	NAME OF REPORTING PERSON Schlumberger Technology Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,323,293 Common Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,323,293 Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,323,293 Common Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.12%*
12	TYPE OF REPORTING PERSON CO

*	Based on 25,850,832 Common Shares outstanding as of September 30, 2023, as reported on the Form 10-Q submitted by the Issuer to the SEC on November 14, 2023.

Item 1.

(a)	Name of Issuer:

Sarcos Technology and Robotics Corporation

(b)	Address of Issuer’s Principal Executive Offices:

650 South 500 West, Suite 150

Salt Lake City, Utah, USA

Item 2.

(a)	Name of Person Filing:

This Schedule 13G/A is being jointly filed on behalf of the following persons (collectively, the “Reporting Persons”):

(i)	Schlumberger N.V. (Schlumberger Limited), a corporation formed under the laws of Curaçao (“SLB”);

(ii)	Schlumberger B.V., a corporation formed under the laws of the Netherlands (“SBV”);

(iii)	Schlumberger Holdings Corporation, a corporation formed under the laws of Delaware, United States (“SHC”); and

(iv)	Schlumberger Technology Corporation, a corporation formed under the laws of Texas, United States (“STC”).

SLB is the sole stockholder of SBV. SBV is the sole stockholder of SHC. SHC is the sole stockholder of STC.

(b)	Address of Principal Business Office:

The business address of SLB for purposes of this Schedule 13G/A is 5599 San Felipe, Houston, Texas 77056. The business address of SBV is Parkstraat 83, 2514 JG, The Hague, Netherlands. The business address of each of SHC and STC is 300 Schlumberger Drive, Sugar Land, Texas 77478.

(c)	Citizenship:

The information required by Item 3(c) is set forth in Row 4 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

80359A106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of a Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 26, 2024

Schlumberger Limited

By:	/s/ Samantha Blons
Name:	Samantha Blons
Title:	Assistant Secretary

Schlumberger B.V.

By:	/s/ Eileen Hardell
Name:	Eileen Hardell
Title:	Secretary

Schlumberger Holdings Corporation

By:	/s/ Jeanne Morrissette
Name:	Jeanne Morrissette
Title:	Treasurer

Schlumberger Technology Corporation

By:	/s/ Arindam Bhattacharya
Name:	Arindam Bhattacharya
Title:	Vice President